Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Essex Bancorp, Inc.

Commission File No. 001-10506

In connection with the proposed merger of Essex Bancorp, Inc. into Southern Financial Bancorp, Inc., Southern Financial will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Southern Financial’s common stock to be issued to the shareholders of Essex Bancorp. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Essex Bancorp seeking their approval of the proposed transaction.

Investors and security holders are advised to read the registration statement and the proxy statement/prospectus included within the registration statement because they contain important information about Southern Financial, Essex Bancorp, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186, Attn: Investor Relations. Southern Financial’s telephone number is (540) 349-3900.

The following is the text of a press release issued on October 23, 2003 by Southern Financial Bancorp, Inc.:

EXHIBIT 99.1

[LOGO]
Southern Financial Bancorp, Inc.
37 E. Main Street
Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP REPORTS RECORD NET INCOME OF $3.5 MILLION FOR THIRD QUARTER 2003

•	Record net income totals $3.5 million for 3rd Q 2003, an increase of 29.9% Over 3rd Q 2002

•	Downtown Richmond branch to open 4th quarter 2003

•	10% common stock dividend declared September 29, 2003

	GAAP Earnings			Non-GAAP Earnings
				(Earnings excluding gains (losses) on investment securities and other assets)
	3Q03	3Q02	change	3Q03	3Q02	change
Net Income
(In thousands)	$3,476	$2,675	29.9%	$3,466	$2,757	25.7%
Diluted EPS
(In dollars)	$.55	$.45	22.2	$.55	$.46	19.6%

For Immediate Release

Thursday, October 23, 2003

Contact: Patricia A. Ferrick, Senior VP and CFO

Southern Financial Bancorp. Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900             Fax (540) 349-3904

Warrenton, VA – The Board of Directors of Southern Financial Bancorp, Inc. (NASDAQ: SFFB) reported record net income of $3.5 million ($.55 diluted earnings per share) for the quarter ended September 30, 2003, an increase in net income of 29.9% over the $2.7 million ($.45 diluted earnings per share) earned for the quarter ended September 30, 2002. All shares outstanding have been adjusted to reflect the 10% stock dividend declared on September 29, 2003. The increase in net income for the quarter ended September 30, 2003 compared with the prior year third quarter was primarily due to increased net interest income driven by the higher level of earning assets. In addition, net income was also positively impacted by increased fee income, and gains on sale of loans. Conversely, operating expenses and provision for loan losses increased for the quarter. For the nine months ended September 30, 2003, net income was $9.6 million ($1.53 diluted earnings per share), an increase of 28.2% from $7.5 million ($1.30 diluted earnings per share), for the nine months ended September 30, 2002. The increase was primarily due to earning asset growth and increased non-interest income, and a decrease in the provision

EXHIBIT 99.1

for loan losses partially offset by increases in non-interest expenses and the provision for income taxes.

Non-GAAP net income (which excludes net gains and losses on investment securities and other assets) for the quarters ended September 30, 2003 and 2002 was $3.5 million ($.55 diluted earnings per share) and $2.8 million ($.46 diluted earnings per share), respectively, an increase of 25.7%. Non-GAAP net income for the third quarter excluded $16 thousand in gains on investment securities and other assets, but was otherwise unchanged compared with GAAP net income for the quarter. Non-GAAP net income for the third quarter 2002 excluded losses on investment securities and other assets totaling $120 thousand. Non-GAAP net income (which excludes net losses on investment securities and gains on other assets) increased 29.1% to $10.1 million ($1.60 diluted earnings per share) from $7.8 million ($1.35 diluted earnings per share), for the nine months ended September 30, 2003 and 2002, respectively. Non-GAAP net income for the nine months 2003 and 2002 excluded net losses on investment securities totaling $934 thousand and net gains on other assets totaling $289 thousand compared with $407 thousand of net losses on investment securities and $17 thousand of net losses on other assets, respectively. Management has presented Non-GAAP financial measures to exclude those items that are not considered part of the Southern Financials core operating activity.

Georgia S. Derrico, Chairman and CEO, stated, “We are pleased to report another quarter of record earnings, particularly in light our October announcement regarding our planned merger with Essex Bancorp, Inc., which we believe will further enhance shareholder value.”

Net interest income for the quarter was $10.0 million, an increase of 22.9% over the same quarter in the prior year. The increase in net interest income was primarily due to growth in earning assets resulting from loan originations, and purchases of investment securities. Average earning assets increased 28.7% to $1.0 billion for the quarter ended September 30, 2003 compared with the same quarter in 2002. The net interest margin was 3.91% and 4.09% for the same respective quarters. The decline in the net interest margin in primarily the result of the larger increase in average investment securities compared with loans outstanding which reduced the overall yield on earning assets.

Credit quality for the third quarter of 2003 remained sound. For the quarters ended September 30, 2003 and 2002, annualized net charge-offs were .80% and .47% of average loans, respectively. For the nine months ended September 30, 2003 and 2002, respectively, the annualized net charge-offs were the same at .67%. The ratios of allowance for loan losses to loans receivable outstanding were 1.73% and 1.70% at September 30, 2003 and 2002, respectively, and the ratio of nonperforming assets to total assets was .27% and .15%, for the same respective periods.

Total non-interest income increased to $2.0 million from $1.3 million for the quarters ended September 30, 2003 and 2002, respectively. Fee income increased 23.9% for the quarter ended September 30, 2003 compared with the prior year. Fee income includes account maintenance and electronic banking fees, commercial service fees, system maintenance fees and other loan fees. Non-interest income also includes income from bank owned life insurance, which declined slightly compared with the prior year. Gains on sale of loans, which include primarily the sales of SBA loans, increased compared with the prior year are also included in non-interest income.

EXHIBIT 99.1

Total non-interest expenses for the quarter were $5.7 million, an increase of 22.1% when compared to the third quarter of 2002. This increase was largely due to operating expenses associated the de novo branch in Charlottesville which opened in February. Employee compensation and benefits, which represents 54.3% of non-interest expenses, increased 20.4%, due, in part, to personnel associated with the new branch, as well as general merit increases and other new hires to support the expanding customer base. The efficiency ratio remained strong at 46.44% for the third quarter of 2003 compared with 47.37% for the quarter ended September 30, 2002. The efficiency ratio has remained below 50% since the first quarter of 2002.

Total assets increased to $1.1 billion at September 30, 2003, from $970.2 million at December 31, 2002, an increase of 14.1%. Total loans receivable, including loans held for sale, increased $22.5 million or 3.7% compared with December 31, 2002. Loan closings for the nine months of 2003 totaled $200 million, $58 million of which closed during the third quarter. Much of the growth from the loan closings were offset by higher loan repayments which were noted in the previous quarter as well. Investment securities increased to $391.1 million, or 92.1% from December 31, 2002 to September 30, 2003, and included $153.1 million of securities classified as held to maturity. The investment securities increased to partially lever the trust preferred securities issued during the second quarter. The increase in securities was funded by a series of borrowings with different terms to coincide with estimated prepayments of the securities.

As previously announced, Southern Financial will host a conference call for investors tomorrow, October 24, 2003, at 10:00 a.m. EDT to discuss the Company’s financial results. To participate in the conference call, dial 800-218-0204 approximately five minutes before the scheduled start time. You will be asked to identify yourself to the operator and reference the Southern Financial conference call.

Southern Financial Bancorp, Inc. is the holding company of Southern Financial Bank, a bank operating 27 full service branches including 26 locations in Virginia and one in the District of Columbia.

This press release may contain statements that certain results are expected or anticipated to occur or otherwise state the company’s predictions for the future, are forward-looking statements. These particular forward-looking statements and all other statements that are not historical facts are subject to a number of risks and uncertainties and actual results may differ materially. Such factors include but are not limited to: general economic conditions in the company’s markets; major slowdowns in the commercial lending markets that impact credit quality; the impact of competitive products and pricing; significant fluctuations in interest rates that could reduce net interest margin; difficulties or delays in the development, production, and marketing of new products; a reduction in fee revenue from existing products and services due to the economy and/or competition; and the amount and rate of growth of the company’s general and administrative expenses. Consequently, these cautionary statements qualify all forward-looking statements made herein and cautionary language in the company’s most recent form 10-K report and other documents filed with the Securities and Exchange Commission.

Southern Financial Bancorp, Inc.

37 East Main Street

Warrenton, Virginia 20186

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in Thousand)
	September 2003	December 31, 2002
Assets
Cash and overnight deposits	$30,168	$93,398
Investment securities-available for sale	153,082	203,563
Investment securities-held to maturity	237,992	—
Loans receivable, net	603,606	594,323
Loans held for sale	13,406	514
Bank premises & equipment, net	9,073	8,264
Cash surrender value of life insurance	23,138	22,287
Intangible assets	14,247	14,558
Other assets	22,194	33,320

Total assets	$1,106,906	$970,227

Liabilities
Deposits	750,022	776,083
Borrowings from Federal Home Loan Bank	99,842	65,000
Securities sold under agreements to repurchase	136,593	18,456
Company-obligated mandatorily redeemable securities of subsidiary holding solely parent debendutures	23,000	13,000
Other liabilities	10,228	16,386

Total liabilities	1,019,685	888,924
Stockholders’ equity	87,221	81,303

Total liabilities and stockholders’ equity	$1,106,906	$970,227

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the Quarters Ended		For the Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002
Interest income	$13,807	$12,639	$39,928	$37,755
Interest expense	3,776	4,479	10,986	13,214

Net interest income	10,031	8,160	28,942	24,541
Provision for loan losses	1,235	950	3,555	4,010

Net interest income after provision for loan losses	8,796	7,210	25,387	20,531
Account maintenance and electronic banking fees	783	675	2,350	1,960
Commercial service fees	171	150	522	391
Other loan fees	188	89	440	297
System maintenance and license fees	43	43	152	176
Income from bank owned life insurance	240	293	851	834
Gain on sale of loans	560	217	1,272	465
Gains (losses) on investment securities, net	3	(103)	(934)	(405)
Other income (loss)	13	(15)	299	(12)

Non interest income	2,001	1,349	4,952	3,706
Employee compensation and benefits	3,076	2,556	8,824	7,281
Premises, equipment and data processing	1,515	1,362	4,526	3,825
Other expenses	1,070	719	2,886	2,119

Non interest expense	5,661	4,637	16,236	13,225

Net income before taxes	5,136	3,922	14,103	11,012
Provision for income taxes	1,660	1,247	4,471	3,501

Net income	$3,476	$2,675	$9,632	$7,511

Southern Financial Bancorp, Inc.

Financial Highlights

	For the Quarters Ended		For the Nine Months Ended
	September 30,		September 30,
(dollars in thousands, except per share data)	2003	2002	2003	2002
Income Statement Data:
Interest income	$13,807	$12,639	$39,928	$37,755
Interest expense	3,776	4,479	10,986	13,214
Net interest income	10,031	8,160	28,942	24,541
Provision for loan losses	1,235	950	3,555	4,010
Net interest income after provision for loan losses	8,796	7,210	25,387	20,531
Other income	2,001	1,349	4,952	3,706
Other expense	5,661	4,637	16,236	13,225
Income before income taxes	5,136	3,922	14,103	11,012
Income taxes	1,660	1,247	4,471	3,501
Net income	3,476	2,675	9,632	7,511
Reconciliation to Pro forma Net Income (excluding gains (losses) on investment securities and other assets)
Income before taxes	5,136	3,922	14,103	11,012
Gains (losses) on investment securities	3	(103)	(934)	(405)
Gains (losses) on other assets	13	(17)	289	(17)
Pro forma income before income taxes	5,120	4,042	14,748	11,434
Pro forma income taxes	1,655	1,285	4,676	3,635
Pro forma net income	3,466	2,757	10,072	7,799
Per Share Data:
Reconciliation to Pro forma Earnings Per share (excluding gains (losses) on investment securities and other assets)
Earnings per basic share	$0.58	$0.47	$1.61	$1.36
Gains (losses) on investment securities and other assets	(0.00)	$(0.02)	(0.07)	(0.06)
Pro forma earnings per basic share	$0.58	$0.49	$1.68	$1.42
Earnings per diluted share	$0.55	$0.45	$1.53	$1.30
Gains (losses) on investment securities and other assets	0.00	(0.01)	(0.07)	(0.05)
Pro forma earnings per diluted share	$0.55	$0.46	$1.60	$1.35
Book value per share			$14.36	$13.49
Tangible book value per share			$12.01	$11.02
Weighted average shares outstanding (4):
Basic	6,026,827	5,670,470	5,992,725	5,505,839
Diluted	6,319,805	5,973,405	6,279,405	5,774,545
Shares outstanding at end of period (4)			6,074,319	5,938,307
Selected Performance Ratios and Other Data:
Return on Average Assets	1.27%	1.24%	1.26%	1.23%
Return on Average Equity	16.09%	14.92%	15.30%	14.83%
Selected performance ratios (excluding gains (losses on investment securities and other assets)
Return on Average Assets	1.26%	1.28%	1.32%	1.28%
Return on Average Equity	16.04%	15.37%	16.00%	15.40%
Yield on Earning Assets	5.38%	6.34%	5.64%	6.63%
Cost of Funds	1.66%	2.59%	1.79%	2.66%
Cost of Funds including non-interest bearing deposits	1.49%	2.32%	1.61%	2.41%
Net Interest Margin	3.91%	4.09%	4.09%	4.31%
Efficiency Ratio (1)	46.44%	47.37%	45.93%	45.50%
Stockholders’ equity to total assets			7.88%	8.44%
Stockholders’ equity to total tangible assets			6.68%	7.00%
Intangible assets			14,247	14,659
Amortization of intangibles	80	76	240	189
Unrealized gains (losses)			(2,205)	967

Southern Financial Bancorp, Inc.

Financial Highlights

	For the Quarters Ended September 30,		For the Nine Months Ended September 30,
(dollars in thousands, except per share data)	2003	2002	2003	2002
Period-end Balance Sheet Data:
Total assets			$1,106,906	$949,339
Total loans receivable, net of deferred fees			614,221	605,217
Allowance for loan losses			10,615	10,264
Loans held for sale			13,406	—
Total investment securities & overnight deposits			397,896	244,833
Total deposits			750,022	804,008
Other borrowings			236,435	37,682
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts			23,000	13,000
Total Liabilities			1,019,685	869,254
Total Stockholders’ Equity			87,221	80,085
Total Capital (2)			110,221	93,085
Selected Average Balances:
Total loans receivable, net of deferred fees	$643,203	$562,267	$639,038	$485,245
Total investment securities	354,124	231,884	283,210	267,101
Overnight deposits	29,276	3,572	21,882	7,344
Earning assets	1,026,603	797,722	944,130	759,690
Total assets	1,096,806	860,090	1,016,748	812,331
Interest bearing deposits	704,376	636,220	653,961	588,915
Other debt (2)	208,116	56,652	164,835	72,379
Total interest-bearing liabilities	912,492	692,872	818,796	661,294
Non-interest bearing deposits	99,882	78,246	91,532	70,685
Total deposits	804,258	714,466	745,493	659,600
Stockholders’ equity	86,405	71,732	83,913	67,527
Allowance for loan losses:
Balance-beginning of period	10,667	8,623	10,257	7,354
Acquired from Metro-County Bank	—	1,350	—	1,350
Provision for loan losses	1,235	950	3,555	4,010
Net charge-offs	(1,287)	(659)	(3,197)	(2,450)

Balance-end of period	10,615	10,264	10,615	10,264
Asset Quality
Nonaccrual Loans (3)			2,945	1,460
Other Real Estate Owned			—	—
Total Nonperforming Assets			2,945	1,460
Provision for Loan Losses to net charge-offs	96%	144%	111%	164%
Net Charge-offs to Average Loans (annualized)	0.80%	0.47%	0.67%	0.67%
Nonperforming Assets to Total Assets			0.27%	0.15%
Nonperforming Assets to Total Loans and Other Real Estate Owned			0.48%	0.24%
Allowance for Loan Losses to Nonperforming Assets			360.46%	703.01%
Allowance for Loan Losses to Total Loans			1.73%	1.70%

(1)	Calculated by dividing total other expense, net of goodwill and intangibles, by net interest income plus total other income, excluding securities gains and losses and non-recurring items.

(2)	Includes company-obligated mandatorily redeemable preferred securities of subsidiary trusts.

(3)	Excludes SBA guaranteed portion of nonaccrual loans totaling $1.6 million and $827 thousand at September 30, 2003 and 2002, respectively. Including the SBA guaranteed portion, nonaccrual loans totaled $4.6 million and $2.3 million, respectively.

(4)	Average shares outstanding and shares outstanding for each respective period have been adjusted for the 10% stock dividend declared September 29, 2003.